

H2EG

Affordable
Sustainable
Renewable

The Future of Hydrogen Power

H2EG's technology produces green Hydrogen at a low cost –
bringing affordable, renewable energy to the world

REASONS TO INVEST   **OVERVIEW**   **OPPORTUNITY**   **PROBLEM**   **SOLUTION**   **MANAGEMENT**

REASONS TO INVEST

RAPIDLY EXPANDING MARKET: Rapidly expanding market for Hydrogen reflects global climate change initiatives by both government and private industry to reduce greenhouse gas (GHG) emissions

OUR VALUE PROPOSITION: Proprietary technology is expected to produce low-cost, green Hydrogen for wide range of uses in industry, power, transportation, and agriculture and others

SOLVES A MAJOR PROBLEM: Zero-emissions green Hydrogen alternative to current Hydrogen production, mostly produced from carbon-based fossil fuels which are major contributors to GHG emissions

PREMIUM PARTNERS: International Joint Venture and Ambassador agreements with leading clean energy and agricultural firms support future growth

GREAT MANAGEMENT TEAM: Deep executive leadership and history of strategic advisory to companies within the renewables, energy, power and technologies sectors

---

$0,000,000
TOTAL RAISED

0,000	$25 Million
INVESTORS	VALUATION

$24.66	$246.66
PRICE PER SHARE	MIN. INVESTMENT

Class B Common	Equity
SHARES OFFERED	OFFERING TYPE

$5 Million	Reg CF
OFFERING MAX	OFFERING

Invest Now





H2EG aims to transform the renewable energy sector

Proprietary Hydrogen technology can use 100% sustainable and renewable woody biomass

H2EG proprietary technology is expected to produce amongst the world's **lowest cost, green Hydrogen**

H2EG believes truly sustainable renewable energy technology must be both environmentally-friendly and affordable!



Our Economic Advantage

Hydrogen Power from Biomass Pyrolysis

The efficiencies of our High-Yield Fast Pyrolysis System gives H2EG the ability to produce Hydrogen at roughly 25% of the cost of solar or wind electrolysis, and slightly less than the cost of the much dirtier and far more prevalent "gray" Hydrogen [1]

NOTE:

(1) Based on internal estimates using independent third-party research

    (a) https://www.iea.org/reports/global-hydrogen-review-2021

    (b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html

    (c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html

    (d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html

    (e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost

Overview



H2 Energy Group Inc. ("H2EG") is planning the construction of a 10,000 kilogram (kg) per day renewable Hydrogen production facility and the installation of five Hydrogen refueling stations along the I-5 highway from California to Washington.

H2EG's scalable and modular technology uses sustainable and renewable woody biomass to produce low-cost Hydrogen-rich syngas – management believes that H2EG's technology will achieve

- cost comparable with steam-methane reforming technologies
- about 25% of the cost of solar or wind derived Hydrogen
- high-purity Hydrogen – up to 99.999%
- oxygen-free decomposition – no combustion
- environmentally friendly – zero emissions with small footprint

Proven Green Technology – Rapidly Expanding Globally



Proven High-Yield Fast Pyrolysis technology component – proprietary application to Hydrogen-related processes

Rapidly expanding market demand – global Hydrogen projects are expected to top $11 trillion by 2050E with $2.5 trillion in annual green Hydrogen sales – reflecting government initiatives to reduce greenhouse gas (GHG) emissions

Management team has deep executive leadership and strategic financial advisory experience with major international clients and entrepreneurship within the renewable and conventional energy, power, and technology-based industries



Invest Now

Opportunity

Climate change strategies and regulations support Hydrogen as an environmentally-friendly transformation technology

- industrial, energy and chemical manufacturers are incorporating climate change risk and the cost of carbon into their business strategies
- U.K.'s Northwest Hydrogen Alliance projects that net zero emissions is impossible without renewable Hydrogen

Renewable Hydrogen is a carbon-free alternative fuel – zero emissions

- one kilogram of Hydrogen is roughly equivalent to one gallon of gasoline, but delivers twice the vehicle mileage
- 100% sustainable -zero emissions
- "on-the-cusp" of rapid adoption worldwide

Huge Emerging Global Market – Green Hydrogen



Global Hydrogen projects are expected to top $11 trillion by 2050E with $2.5 trillion in annual green Hydrogen sales

Due to its relatively low-cost of production, almost all Hydrogen is derived from carbon-based fossil fuels which are contributing to GHG emissions

About 95% of the Hydrogen production is produced via steam methane reforming of natural gas

- for every kg of Hydrogen produced, at least nine kg of CO_2 is produced

Current alternative renewable Hydrogen production methods primarily use electrolysis – which has relatively high operating and capital costs

- wind- and solar-derived Hydrogen electrolysis – inefficient, discontinuous, and relatively expensive



Invest Now

Renewable Hydrogen – Wide Range of Applications



Energy and power

- cement production
- electric power plants
- fuel cells – residential and commercial
- oil refining
- natural gas blending with renewable Hydrogen
- petrochemicals – fertilizer and ammonia
- rocket fuels
- steel production
- green electricity production to mine cryptocurrencies

Transportation – fuel cell vehicles

- airplanes
- buses
- forklifts
- heavy equipment
- ships and tankers
- trains
- trucks






PROBLEM –
Natural Gas Contributes to GHG Emissions



About 95% of Hydrogen produced today is derived from natural gas

Renewable Hydrogen is increasingly considered a long-term replacement for natural gas

In the interim, smaller amounts (10% to 20%) of renewable Hydrogen is being blended into existing natural gas pipelines

- no upgrade to current infrastructure required
- reduction in GHG emissions
- paves the way to upgrade natural gas pipelines to be compatible with 100% Hydrogen



PROBLEM –
Carbon-Based Fuels Contribute to GHG Emissions



U.S. transportation accounts for approximately 70% of the country's oil consumption and approximately 28% of its GHG emissions

Vehicle electrification is a key initiative in combating GHG emissions and climate change

California is leading the way with more stringent emission regulations for vehicles

- as of July 2021, there were 52 Hydrogen refueling stations in California with the goal of expanding to 200 by 2025E
- California Air Resources Board (CARB) has recommended that the California Energy Commission (CEC) increase grant funds for refueling stations across the state

Climate change initiatives provide support for increased use of Hydrogen in transportation

- Hydrogen Council projects that Hydrogen could power more than 400 million passenger vehicles, 15-20 million trucks, and 5 million buses by 2050E
  - average 20% to 25% in respective transportation markets



PROBLEM –
Worldwide Truck Fleets are Dirty and Noisy



Worldwide truck fleets are under immense pressure to reduce emissions and costs

Large diesel trucks contribute to high emissions and noise

- more stringent NOx regulations are already in effect in certain areas

In the U.S., the EPA Phase 2 GHG emission regulations are scheduled to go into effect in 2021, including a rule that requires a 25% efficiency improvement for vocational vehicles by 2027E

In Europe, trucks account for over a quarter of on-road emissions

Adoption of truck electrification systems is escalating due to demand for GHG and NOx emissions reduction, falling costs for battery systems, customer preference for quieter truck operations

Worldwide electric trucks market is projected to climb from 69,597 units in 2021 to 1,413,694 units by 2030E



Solution/Strategy [1][2]



H2EG's scalable and modular technology uses sustainable and renewable woody biomass to produce low-cost Hydrogen rich syngas – bringing affordable renewable hydrogen to the world

Low-cost production of renewable hydrogen – management believes that H2EG's technology will achieve

- cost comparable with steam-methane reforming technologies
- about 25% of the cost of solar or wind derived Hydrogen

Competing renewable Hydrogen technologies expect they will only be cost competitive with steam-methane reforming Hydrogen by 2030E

H2EG High-Yield Fast Pyrolysis technology

- trade secrets (Delaware Uniform Trade Secret Act)
- based on proven and reliable components
    - High-Yield Fast Pyrolysis – commercial use in three U.S. plants since 2014
    - Water Gas Shift (WGS) and Pressure Swing Adsorption (PSA) – well-established industrial processes

Business development partners

- Adelante Consulting – environmental engineering

 

Invest Now

H2EG Renewable Hydrogen –
Planned Newbuild Commercial-Scale Facility [1]





- Location – Northern California, near the I-5 highway
- Technology – H2EG proprietary application of proven High Yield Fast Pyrolysis
- Modular and scalable
- Initial throughput capacity – 10,000 kg per day
- Feedstocks – woody biomass is preferred, but other high BTU content feedstocks may be used
- Products – Hydrogen-rich syngas; solids (biochar – used to improve soil quality); and liquid (pyroligneous acid – used in agriculture)
- Land – location in-process
- Permits – zoning, air permits
- Engineering, procurement and construction (EPC) – contract in-place
- Off-takers – general market wholesale for "green Hydrogen" at competitive price to gray/dirty Hydrogen

NOTE:
(1) Images contained in these offering
materials are for illustrative purposes only; the
actual facilities and equipment when built may
vary

H2EG Renewable Hydrogen –
Planned Installation of Retail Refueling Stations



Planned location – existing truck stops (approximately 300 miles apart) along the I-5 highway from San Diego to Seattle

- defined by travel routes of fuel cell electric trucks (effective range of about 400 miles)
- production facility will operate as one refueling station
- approximate locations include Firebaugh, CA and Carlsbad, CA to the South – Eugene, OR and Everett, WA to the North

Equipment – storage and dispensing

Permits – Hydrogen refueling

Customers – Hydrogen retailers (market agreements in-process)



Invest Now

H2EG Proprietary Hydrogen System – Technology [1]



H2EG plans to utilize its proprietary application of proven High-Yield Fast Pyrolysis technology to produce low-cost Hydrogen-rich syngas

Pyrolysis is a high temperature process which decomposes in oxygen-free environment to decompose carbon-based materials to into synthetic gas (syngas)

- oxygen-free decomposition – no combustion

Feedstock

- woody biomass – preferred
- other high BTU content feedstocks may be used (more than 120 biomass types tested)

Products

- Hydrogen-rich syngas – to industrial customers and/or retail refueling stations
- solid biochar – improves soil quality
- charcoal water – used in agriculture and to enrich soils

Key factors which influence the consistency and quality of production

- feedstock composition
- humidity
- particle size and physical structure
- residence time
- temperature






Residence time
Dwell time of product inside the pyrolysis chamber, **regulated** by the speed of Spirajoule rotation

Temperature
Low, medium and high temperature thermal conversion of feedstock, **precisely controlled** by the voltage given by transformer

Feedstock density
Volumetric mass density - mass of the material per volume influences the capacity of our machine

Feedstock humidity
Water content inside the feedstock and it's form influences energy consumption and liquid product yields

Material parameters
Calorific value, elementary composition, fixed carbon content, ash content, particle size, volatile matter

H2EG Proprietary Hydrogen System – Process Flow [1]





STEP 1 – woody biomass feedstock is processed via a Chipper and Screened to a size of approximately 2 millimeters

STEP 2 – transferred to biomass distribution system to feed modular High-Yield Fast Pyrolysis reactor tubes (approximately 16 feet long, arranged sequentially)

- biomass enters twin Auger System inside the reactor tubes
- biomass is moved through the tubes at specified temperature and residence time
- output
    - Hydrogen-rich syngas – 40% H2; 40% CO; 10% CO2; 10% CH4 (volume %)
    - solids – biochar
    - liquid – charcoal water

STEP 3 – Hydrogen-rich syngas output is then processed through a WGS multi-stage, fixed-bed reactor unit to concentrate the Hydrogen to around 85%

STEP 4 – Hydrogen-rich syngas is then filtered through a PSA fixed-bed gas purification unit to concentrate the renewable Hydrogen to a purity of around 99.999%

STEP 5 – renewable Hydrogen is distributed to industrial customers or to refueling stations

- H2EG Hydrogen production plant will be located adjacent to industrial customer facility
- H2EG local facility to refueling station owner – FOB by customer

NOTE:

(1) Third-party engineering firm is conducting an independent evaluation of the H2EG proprietary renewable Hydrogen process

H2EG –
Vision for a Sustainable Green Hydrogen Economy





High-Yield Fast Pyrolysis Technology – Existing and Planned Facilities



There are at least four known facilities currently using the High-Yield Fast Pyrolysis Technology

H2EG planned facility in California will be the latest relying on this Technology

Going forward, H2EG plans to build additional facilities using this Technology across the U.S. and Internationally

PROJECT	YEAR	LOCATION	OWNER / OPERATOR	CAPACITY	DESCRIPTION
1	2010	U.S.	Confidential (third-party)	Laboratory-scale	Research and development at university – biotests
2	2014	U.S.	Confidential (third-party)	1 MegaWatt (continuous)	Commercial – renewable energy
3	2015	U.S.	Confidential (third-party)	7.2 million gallons per year	Commercial – renewable diesel
4	2018	U.S.	Confidential (third-party)	Confidential	Commercial – biochar
5	2022E	U.S. – CA	H2EG	5,000 Tonnes per year	Commercial (planned) – renewable hydrogen

Invest Now

H2EG's Green/Renewable Hydrogen – Production Cost Comparison [1]





NOTE:

(1) Based on internal estimates using independent third-party research

(a) https://www.iea.org/reports/global-hydrogen-review-2021

(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html

(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html

(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html

(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost

Go-To-Market [1]



MILESTONE: 2020-21 (COMPLETED)

International – agreements

- Australia – Neutralysis (Ambassador License)
- Canada – NuWave Hydrogen, Inc (Joint Venture Agreement)
- Ireland – H2H Alternative Energy Solutions (Joint Venture Agreement)
- Puerto Rico – World NRG, Inc (Joint Venture Agreement)
- Scotland – Hydrogen Enterprise Academy (Ambassador License)

MILESTONE: 1H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- land site – long-term lease or purchase
- EPC – detailed engineering design
- permitting complete – zoning, air
- begin construction

U.S. Hydrogen refueling station

- market agreements
- permitting complete – Hydrogen refueling
- installation design

MILESTONE: 2H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- start-up / ramp up to partial capacity

First sales to U.S. wholesale industrial customers and Hydrogen refueling station retailers

- industrial customers – general market wholesalers for "green Hydrogen" at a competitive price to gray/dirty Hydrogen
- refueling stations – Hydrogen retailers

Neutralysis





MILESTONE: 1H23E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- operational at full capacity of 10,000 kg per day

International – agreements

- green electricity production to mine cryptocurrencies and other applications

NOTE:

(1) Target milestones, assuming the initial Reg CF funding has been completed

Invest Now

Management





Christopher L. Headrick – Founder, Executive Chairman, and Chief Technology Officer

Over 40 years of executive management and business development expertise beginning with commercial real estate businesses across North America for major international firms including Pepsico, MorCo and General Mills. Over 15 years of research and exploration related to Hydrogen markets. Founded H2 Energy Group in 2016. Since 2015, Founder and Principal of Christopher L. Headrick LLC, a private energy consultancy specializing in new market developments, mergers and acquisitions. Began rolling up oil, gas and coal leases and packaging them for resale. Founded and served as President and CEO for Americas Energy Company – expanded from a private to a publicly traded company with oil, gas and coal operations in Kentucky and Tennessee. Prior CEO for Wyoming Energy Corporation. Previously served as Senior Advisor Mergers and Acquisitions for Miller Energy Resources focused on developing new opportunities in Alaska. BA in Political Science, University of Tennessee (Knoxville).



James W. McGinley – Chief Executive Officer, President, and Director

Over 30 years as a proven executive and entrepreneur in renewable energy, energy efficiency, fiber optics, electronic components, and advanced materials industries with 27 issued patents. Expertise in synergistically developing management teams, growth strategies, sales organizations, manufacturing operations, strategic partnerships and world-class research and development teams. Joined H2 Energy Group in 2020. Since 2020, registered broker for CIG Capital, a project finance company. Since 2017, Vice President and advisor for MarketShareIQ; developed financings for large scale biofuels projects. Since 2005, Founder and President of VoltStar Technologies Inc; commercialized energy efficiency products. Past Executive Vice President at Methode Electronics; successfully launched two business units from inception and developed them into multi-million revenue and profit contributors. Previously held executive positions with Stratos Lightwave, and Indigo Solar. BA from The Evergreen State College.



Neil L. Goulden, Esq – Chief Administrative Officer, Treasurer, Secretary, and Director

Over 34 years of executive management and entrepreneurship focused on legal, operational, restructuring, asset management and financial services. Joined H2 Energy Group in 2020. From 2014 to 2021, Founder and co-Owner of Water Integrated Treatment Systems, LLC (WITS) which was successfully sold in April 2021. Since 2009, Founder, Owner and Senior Managing Director of Structuring and Restructuring Advisory Partners, LLC (SARA) focused on the restructuring and turnaround management of under-performing portfolio companies. Co-Founder of Greenline Environmental Solutions, LLC – focused on industrial cleaning and water transportation. Founded Almeric Capital Partners – a hedge fund that originated and purchased performing/non-performing debt and equity. Prior Managing Director and Head of Restructuring Finance at Société General; senior positions at General Electric Credit Corporation including Midwest Director of the National Restructuring Group. Past Senior Vice President of the workout group (PMO) at Heller Financial, and previously served as Chief Workout Counsel and Chief Litigation Counsel. Previously, in private international law practice at Katten, Muchin & Zavis (n/k/a Katten Muchin Roseman LLP), specializing in bankruptcy litigation, reorganization, workouts, secured lending and creditors' rights. Former Adjust Professor (bankruptcy law) for the LLM Program at The John Marshall Law School. JD from Case Western Reserve University – School of Law. BA from Emory University – Goizueta School of Business.



Paul J. Powers - Chief Development Officer and Director

Over 37 years of experience providing innovative financial services to clients. Joined H2 Energy Group in 2020. Founder and Principal at P. Powers Consulting, LLC – focused on providing guidance for strategic initiatives, investments, and insurance for domestic and international clients including hedge funds, corporate entities, family offices and high net worth individuals. Since 2011, Founder and President of Powers Insurance Partners, LLC – a niche insurance brokerage securing unique policies for clients to reduce risk and liability. Previously, Senior Vice President at Advantage Futures, MF Global, Prudential Finance, RBS Greenwich Capital and Executive Vice President at Dean Witter Reynolds. Served on several boards in addition to Lombard Public Facilities Convention and Hotel. Undergraduate work at the University of Wyoming and the College of DuPage.

Invest Now

OFFERING SUMMARY

COMPANY:	H2 Energy Group, Inc.
CORPORATE ADDRESS:	1774 Derby Downs Drive, Friendsville, TN 37737
OFFERING MINIMUM:	$25,005
OFFERING MAXIMUM:	$5,000,000
MINIMUM INVESTMENT AMOUNT (PER INVESTOR):	$246.66

TERMS

OFFERING TYPE:	Equity
SECURITY NAME:	Class B Non-Voting Common Stock
MINIMUM NUMBER OF SHARES OFFERED:	1,014
MAXIMUM NUMBER OF SHARES OFFERED:	202,757
PRICE PER SHARE:	$24.66
PRE-MONEY VALUATION:	$25,000,000

Use of Proceeds May Change Materially

Any information provided regarding the use of proceeds is an estimated forecast only. The Company might incur uses of proceeds that differ materially from any use of proceeds information provided to prospective investors, including salary or other compensation to current owners, founders, senior management, or their friends or relatives.

OFFERING DETAILS (LINK)   [Link]

FORM C FILING (LINK)   [Link]

The investor should read the Form C, Offering Memorandum, and the Risks section before investing in this transaction.

RISKS

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

COMMENTS

IMPORTANT MESSAGE

REG CF INVESTMENTS, AND ALL EQUITY CROWDFUNDING INVESTMENTS, ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO SECURITIES OFFERED ON THIS WEBSITE HAVE BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OF STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Castle Placement, LLC does not provide any investment advice or recommendations, and does not provide any legal or tax advice with respect to any securities. Castle Placement, LLC does not verify the adequacy, accuracy or completeness of any information.

Neither Castle Placement, LLC nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures contained herein.

By accessing this site and any pages on this site, you agree to be bound by our **Reg CF Investment Considerations, Disclosures and Risks** and **Privacy Policy link**, as may be amended from time to time without notice or liability.

The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing.

California Investor Only – **Do Not Sell My Personal Information link**

Canadian Investors – investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

[Invest Now]

0 COMMENTS

Leave a reply

Logged in as CastleAnalyst. Log out?

Comment

About us

Castle Placement raises capital and finds loans for middle market companies

Headquartered in New York City, with offices in Boston, Dallas, Detroit, Houston, Los Angeles, Miami, and Washington DC

Broker-dealer; member of FINRA/SIPC

$1 million to $1 billion in all industries/geographies

Artificial intelligence/machine learning accurately matches investors with companies

CPGO - proprietary app connects companies with investors in real time

Robust, data-driven, deal flow technology facilitates information flow, negotiations, documentation, and closing

Experienced investment bankers: extensive relationships and structuring experience

World-class team of professionals from top-tier global investment banks

Over 64,500 institutional investors and 600,000 accredited investors - private equity, venture capital, strategic, family offices, pension funds, foundations, endowments, sovereign wealth funds, hedge funds, and lenders.

Connect with Castle



For more more background of the Castle Placement, LLC broker-dealer and professionals, Click Here.

For additional important risk and disclaimer information, Click Here.

This site is operated by Castle Placement, LLC ("Castle Placement"), a registered broker-dealer and member FINRA/SIPC located at 1460 Broadway, New York, NY 10036. Castle Placement does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Castle Placement is not responsible for the adequacy, accuracy or completeness of any information. Neither Castle Placement nor any of its officers, directors, agents and employees makes any warranty,

Risks, Disclaimer and Email Policy

Reg Best Interest Disclosure

Reg CF Investment Considerations, Disclosures and Risks

Reg CF Educational Material

Privacy Policy

Business Continuity

Legal

Contact us

Castle Placement provides three ways to raise funding from investors globally and in the US (all 50 states, Puerto Rico, and Washington DC) under federal and state laws and regulations:

-- Regulation Crowdfunding: $5 million per year; light disclosure required; anyone (including non-accredited) can invest; general solicitation/advertising permitted

-- Regulation D Rule 506(c); amount raised is unlimited; light disclosure required after closing; only accredited investors (high-net worth individuals and institutions) can invest; general solicitation/advertising permitted

Equity Crowdfunding Investment Risks:

Castle Placement does not make recommendations of securities to investors.

The company issuing securities is Castle Placement's client.

If you are an investor, you are not a customer or client of Castle Placement.

Your decision to invest is yours alone, with the help of your professional and legal advisors.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

-- Regulation A+: $75 million per year; significant (but less than an IPO) disclosure required; anyone (including non-accredited) can invest; general solicitation/advertising permitted; sometimes referred to as a "mini-IPO."

Castle Placement does not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

There is no guarantee of success, and there is a potential for loss of your investment.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be a small part of your overall investment portfolio. Further, the start-up portion of your portfolio should include a balanced portfolio of different start-ups.

Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years), or lose their investment in its entirety, should not invest.